TMX THE FUTURE IS YOURS TO SEE.

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

April 2, 2026

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: BROOKFIELD BUSINESS CORPORATION
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that the Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General Meeting of Security Holders for the subject issuer:

1	ISIN:	CA1130061007
	CUSIP:	113006100
2	Date Fixed for the Meeting:	June 18, 2026
3	Record Date for Notice:	April 30, 2026
4	Record Date for Voting:	April 30, 2026
5	Beneficial Ownership Determination Date:	April 30, 2026
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	CLASS A SUBORDINATE VOTING SHARES CLASS B MULTIPLE VOTING SHARES
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	CLASS A SUBORDINATE VOTING SHARES CLASS B MULTIPLE VOTING SHARES
8	Business to be conducted at the meeting:	Annual General
9	Notice-and-Access:	
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	NO
11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company